EXHIBIT 99.1


[VERSATEL LOGO]                                                    [ARQUES LOGO]
                               - PRESS RELEASE -


                   Versatel Merges its German Operations with
                   Leading Regional Carrier in Western Germany
                       Transaction Doubles Size in Germany

Amsterdam, March 24, 2003. Versatel Telecom International N.V. today announced that it has reached agreement with ARQUES-Group ("Arques"), a Munich based investment holding that owns Tesion Telekommunikation GmbH ("Tesion") and its wholly owned subsidiary, Completel GmbH ("Completel Germany"), to merge their German entities. Upon the closing of the transaction, which is expected to occur shortly, Versatel Deutschland Holding GmbH ("VDH") will acquire 100 percent of the outstanding stock in Tesion and Completel Germany. Arques will acquire a 15 percent stake in VDH. The assets of Tesion and Completel Germany include 4,400 km of pan-German backbone network, 3,600 km of regional network in Baden-Wuerttemberg and 1,100 km local access fiber optic network in the cities of Hamburg, Munich, Berlin, Nurnberg and the Ruhr area of Germany. Versatel expects that this transaction will approximately double Versatel's current revenue in Germany and it will be accretive to EBITDA for 2003. In addition, the current working capital position of Tesion and Completel Germany combined is positive and they are debt free.

The acquisition will provide Versatel with the scope and scale to become a major service provider in Germany. In addition, Versatel will gain a foothold in the highly industrialized and commercially attractive region of Southwestern Germany, including the cities of Munich, Stuttgart and Nurnberg. Furthermore, the companies will provide Versatel with a local market presence in Berlin and solidify Versatel's current market presence in the Ruhr area by adding local access network and customers in the cities of Essen and Dortmund. Together, Tesion and Completel Germany currently have 270 operational central offices in their target markets and have over 80,000 customers.

Consideration
The consideration for the acquisition will consist of a combination of approximately (euro) 14.5 million in cash (after netting (euro) 10.5 million of cash currently on the companies' balance sheets) and a 15 percent stake in VDH. The 15 percent stake of Arques in VDH will have a put-call provision that can be exercised approximately 3 years from the completion of the transaction and which has a strike price based on public EBITDA trading multiples of Versatel with a minimum of (euro) 15 million. As part of the VDH shareholder agreement between Arques and Versatel, Arques has agreed to fund the growth and operations of VDH on a pro rata basis of its shareholdings and is committed to the success of the German operations. Versatel and Arques believe there are significant opportunities to profitably grow the combined business through both organic means and acquisitions.

Fully Funded Business Plan
After giving effect to this transaction, Versatel believes that its business plan is fully funded without a need for third party financing. In addition, given its significant cash balance and funding position, Versatel may explore other potential growth opportunities in the future, which could include further acquisitions of customer bases, distressed assets or going concerns in its core markets of The Netherlands, Belgium and Germany.

Integration
Versatel and Arques have a dedicated integration team consisting of both Versatel personnel, as well as personnel from Arques and the newly acquired companies. This integration team has significant experience given the successful integration process that Versatel has recently completed with its German subsidiaries and the highly efficient integration process that Arques has undertaken with Tesion and Completel Germany. The parties have already created a detailed plan to efficiently integrate certain network, IT and billing facilities, while limiting the impact on the commercial operations of both the new and old German operations.

Tesion
Tesion, based in Stuttgart, is a leading regional provider of voice, data and Internet services to the business and residential community in the German State of Baden-Wuerttemberg. Tesion offers a portfolio of telecommunications services including IP-VPN, ISDN and copper based solutions. Tesion operates over 4,400 km of pan-German backbone network and 3,600 km of a regional dense local access network in Baden-Wuerttemberg.


                                                                   Page 1 from 2

[VERSATEL LOGO]                                                    [ARQUES LOGO]


Completel Germany
Completel Germany, based in Munich, is a specialized supplier of fiber-based city networks in first and second tier cities in Germany. Leveraging its own local access fiber networks, Completel Germany offers a full portfolio of voice, data and Internet services to the business market. Completel Germany owns and operates 1,100 km of fiber optic networks in the cities of Berlin, Hamburg, Essen, Dortmund, Gelsenkirchen, Duisburg, Nurnberg, Fuerth, Erlangen and Munich.

Arques
Arques, based in Starnberg near Munich, is one of the leading German investment holdings, focusing on businesses in difficult markets, as well as, special situations such as strategic reorientation and restructurings. Over the last 10 years, Arques has successfully acquired more than 35 medium-sized businesses in Germany, Austria and Switzerland, and transformed them into leading players in their respective markets.

                                      -END-

Versatel Telecom International N.V. (Euronext: VRSA). Versatel, based in Amsterdam, is a competitive communications network operator and a leading alternative to the former monopoly telecommunications carriers in its target market of the Benelux and regional Germany. Founded in October 1995, the Company holds full telecommunication licenses in The Netherlands, Belgium and Germany and has over 79,000 business customers and over 1,200 employees. Versatel operates a facilities-based local access broadband network that uses the latest network technologies to provide business customers with high bandwidth voice, data and Internet services. Versatel is a publicly traded company on Euronext Amsterdam under the symbol "VRSA". News and information are available at http://www.versatel.com.

This press release includes "forward-looking statements" relating to our business. Such forward looking statements can often be identified by the use of forward-looking terminology such as "believe", "expect", "may", "are expected to", "should", "would be", "seek", or "anticipate" or similar expressions or comparable terminology, or by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:

-Anticipated trends and conditions in our industry, including regulatory reforms and the liberalisation of telecommunications services across Europe;
-The impact of the recent slowdown in economic activity generally, and in the telecommunications industry in particular, on our business;
-Our ability to compete, both nationally and internationally;
-Our intention to introduce new products and services;
-Our expectation of the competitiveness of our services;
-The anticipated development of our network;
-Our expectation of the impact of this development on our revenue potential, cost basis and margins; and
In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this presentation might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Note to Editors: The Versatel logo is a registered trademark in The Netherlands, Belgium, Luxembourg, Germany and several other European countries.

Contacts Versatel:

AJ Sauer                                  Anoeska van Leeuwen
Investor Relations &                      Director Corporate Communications
  Corporate Finance Manager               Tel:  +31-20-750-1322
Tel:  +31-20-750-1231                     E-mail: anoeska.vanleeuwen@Versatel.nl
E-mail: aj.sauer@Versatel.nl

Contacts Arques:

Dr. Peter Low                             Dr. Dirk Markus
Managing Director                         Vice-President
Tel. +49-8151-651-0                       Tel: +49-8151-651-0
E-mail: loew@arques.de                    E-mail: dirk.markus@arques.de


                                                                   Page 2 from 2